UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 14, 2014

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

On November 14, 2014, Denbury Resources Inc. (the "Company") issued a press release (the "Press Release") announcing initial plans for 2015 production, capital expenditures, and annual dividend rate, along with announcement of certain management changes. These plans and other topics will be addressed by the Company at its annual analyst meeting in Plano, Texas on Tuesday, November 18, 2014. A live audio webcast of management's presentation from the analyst meeting will be available on the Company's website at www.denbury.com. The slides for management's presentation at the analyst meeting will be posted on the Company's website on Monday, November 17, 2014.

A copy of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information contained in this Item 7.01 is being furnished and shall not be deemed "filed" for any purpose, and shall not be deemed incorporated by reference in any document whether or not filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated November 14, 2014.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: November 14, 2014   By: /s/ Alan Rhoades

Alan Rhoades
Vice President and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated November 14, 2014.

Exhibit 99.1



**DENBURY EXERCISES CAPITAL RESTRAINT IN 2015 PLANNING AMID DECLINING OIL PRICES
AND ANNOUNCES MANAGEMENT CHANGES**

PLANO, TX – November 14, 2014 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that senior management will discuss key elements of the Company's plans for 2015 at its annual analyst day on Tuesday, November 18. Among others, topics will include the following:

• Reducing capital spending by 50% in 2015 to $550 million

• Targeting relatively flat production for 2015

• Increasing annual dividend rate by 60% to $0.40 per share in 2015

Denbury also announced that Craig McPherson, Senior Vice President and Chief Operating Officer, and Charlie Gibson, Senior Vice President – Production Operations, have resigned from their positions as officers of the Company. McPherson's and Gibson's roles will be temporarily assumed by Phil Rykhoek, Denbury's President and Chief Executive Officer, as the Company conducts a search for their replacements.

Management Comment

Mr. Rykhoek said, "Given the recent decline and uncertainty around future oil prices, we have decided to reduce our 2015 capital spending to a level that we believe can maintain production and build liquidity to further enhance our solid financial position, thereby making more funds available to take advantage of future opportunities. In support of our growth and income strategy, we are increasing our annual dividend rate to $0.40 per share in 2015, a 60% increase over 2014 levels, but below our prior estimated range as we account for the lower oil price environment. Our prior estimates assumed average WTI NYMEX oil prices of $90 per barrel ("Bbl") in 2015, which is significantly higher than the current average price of calendar 2015 WTI NYMEX futures contracts of approximately $75 per Bbl.

"Increasing shareholder value and executing on our value-driven growth and income strategy remain our organization's absolute focus. We are fortunate that the relatively low capital intensity of our unique asset base provides us the flexibility to adjust our spending in the current oil price environment without diminishing our resource potential. We plan to take advantage of current circumstances and use this period of reduced capital activity to focus heavily on innovation and improving our operational efficiencies. We are not satisfied with our past operational results, particularly with respect to meeting our production targets, and we are committed to – and expect to – improve these results in the future. We look forward to sharing more details about our initiatives and 2015 outlook in our analyst day presentation.

"On behalf of our senior management team and our Board of Directors, I would like to thank Craig and Charlie for the significant roles they have played in Denbury's development and wish them both the best in their future endeavors. Our management team and Board are committed to continually strengthening our organization to ensure we unlock the tremendous value that exists in our asset base while consistently meeting or exceeding our operational goals. We strongly believe in our highly-attractive and unique asset base, as well as our ability to improve returns through operational efficiencies and innovation."

Analyst Day Presentation

Denbury will host its annual analyst day on Tuesday, November 18, 2014. In the analyst day presentation, senior management will provide more detail on estimated 2015 production and capital expenditures, certain alterations to the timing of particular future development projects, innovation initiatives and other operational updates. Management's presentation at the annual analyst day is scheduled to begin at 8:00 A.M. (Central). A live audio webcast of management's presentation will be available on the Company's website. The slides for the analyst day presentation will be published to the Company's website on Monday, November 17, 2014. The audio webcast and slide presentation will be archived on the Company's website for at least 30 days. In light of the senior management changes announced today and a desire to focus on internal initiatives, management has cancelled the analyst day recap meeting that had been scheduled to be held in New York on November 19, 2014 and the non-deal roadshow scheduled for November 19-to-21, 2014. Senior management plans to reschedule these roadshow meetings over the next several months.

Denbury is a domestic, dividend-paying oil and gas company focused on balancing growth and income to generate superior long-term returns to our investors. The Company's primary focus is on enhanced oil recovery utilizing carbon dioxide, and its operations are focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of acquired properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to tertiary recovery operations.

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This news release, other than historical financial information, contains forward-looking statements, including estimated 2015 production, capital expenditures, rate of dividend payments, and future oil prices used for planning and modeling purposes, that involve risks and uncertainties including risks and uncertainties detailed in Denbury's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on engineering, geological, commodity pricing, financial and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and Denbury's future performance are both subject to a wide range of business risks, and there is no assurance that Denbury's goals and performance objectives can or will be realized. Actual results may vary materially. Future dividends will be subject to declaration by the Company's Board of Directors at their discretion, subject to requirements of applicable law. In addition, any forward-looking statements represent Denbury's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Jack Collins, Executive Director, Finance and Investor Relations, 972.673.2028
Ross Campbell, Manager of Investor Relations, 972.673.2825